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                           April 2, 2024

       Mark Oswald
       Chief Financial Officer
       Adient plc
       3 Dublin Landings, North Wall Quay
       Dublin 1, Ireland D01 H104

                                                        Re: Adient plc
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Filed November 17,
2023
                                                            Form 8-K Furnished
February 7, 2024
                                                            File No. 001-37757

       Dear Mark Oswald:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Furnished February 7, 2024

       Exhibit 99.1

   1. Your presentation on page 7 of the Appendix gives the appearance of a full non-
                                                        GAAP income statement.
Please note that the presentation of a full non-
                                                        GAAP income statement,
or a presentation that gives the appearance of one, may place undue prominence on the
non-GAAP information and give the impression that the non-
                                                        GAAP income statement
represents a comprehensive basis of accounting. Confirm to us that you will not
present full non-GAAP consolidated income statements or their equivalents in future
filings. Refer to Question 102.10(c) of the C&DI's on Non-GAAP
                                                        Financial Measures.
   2. We note you present consolidated adjusted EBITDA which is reconciled on page 7 to adjusted results rather
than to GAAP amounts. Please revise your reconciliation to the most directly
comparable GAAP measures, in future filings. Confirm whether or not you
 Mark Oswald
FirstName
Adient plc LastNameMark Oswald
Comapany
April       NameAdient plc
       2, 2024
April 22, 2024 Page 2
Page
FirstName LastName
         consider net income and net income margin to be the most directly comparable GAAP measures.
3. We note you present the following non-GAAP financial measures without presenting the most directly comparable GAAP measures:
             Adjusted equity income, adjusted interest expense, and adjusted income tax expense on the second page of the earnings release
             Adjusted EBITDA excluding adjusted equity income and its percentage of sales on page 8 of the Appendix
             Net leverage ratio on page 10 of the Appendix
         When you present a non-GAAP financial measure, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item
         10(e)(1)(i)(A) of Regulation S-K. Tell us what you consider to be the most directly comparable GAAP measure for each of the non-GAAP financial measures.
4. We note that your non-GAAP measures, adjusted net income attributable to Adient and adjusted diluted earnings per share, adjust for "non-qualified restructuring charges for costs that are directly attributable to restructuring activities, but do not meet the definition of restructuring under ASC 420" on page 11 of the Appendix. Please further explain the nature of these costs and tell us your consideration of whether the costs relate to normal, recurring, cash operating expenses of the Company.
Form 10-K for the Fiscal Year Ended September 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Policies
Revenue Recognition, page 45

5. We note that your disclosures on page 67 refer to ASC 606; however, your disclosure on page 45 appears to refer to terminology and recognition principles in ASC 605. Please revise future filings to ensure your disclosures appropriately address the guidance in ASC
         606.
Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Customers, page 64

6. We note your disclosure of the most significant customers that comprised 11% and 10%
         of consolidated net sales in fiscal 2023, 12% of consolidated net sales in fiscal 2022, and
         13% and 11% of consolidated net sales in fiscal 2021. Please revise future filings to disclose the identity of the segment(s) reporting the revenues from such customers pursuant to ASC 280-10-50-42.
16. Income Taxes, page 87

7. We note the impact of foreign tax rate differential which fluctuated over the last years
 Mark Oswald
Adient plc
April 2, 2024
Page 3
         presented. Considering the change in trends, please provide a further discussion of the primary taxing jurisdictions where your foreign earnings are derived and the relevant statutory rates driving the fluctuations.
17. Segment Information, page 91

8. We note your reconciliation of the reportable segments' measure of profit or loss, adjusted
         EBITDA, to income (loss) before income taxes on page 92. Please note that ASC 280-10-
         50-30b requires a reconciliation of the total of the reportable
segments    measures of profit
         or loss to the public entity's consolidated income before income taxes. Please revise your reconciliation to present the total of the reportable segments adjusted EBITDA before other reconciling items, such as Corporate-related costs. Also refer to ASC 280-10-55-
         49.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.



FirstName LastNameMark Oswald                                  Sincerely,
Comapany NameAdient plc
                                                               Division of
Corporation Finance
April 2, 2024 Page 3                                           Office of
Manufacturing
FirstName LastName